FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 31, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                )

Enclosure:  Press Release dated March 31, 2005

PRESS RELEASE

Buhrmann NV

For more information:
Buhrmann Corporate Communications

Ewold de Bruijne

Telephone +31 (0)20 651 10 34

ewold.de.bruijne@buhrmann.com

Analysts / investors can contact:
Buhrmann Investor Relations

Carl Hoyer

Telephone +31 (0)20 651 10 42

carl.hoyer@buhrmann.com

Date Number	31 March 2005 007

BUHRMANN SUCCESSFULLY COMPLETES REPURCHASE OF
PREFERENCE SHARES C

Buhrmann announces that the repurchase of all outstanding Preference Shares C has been completed. The repurchase price of USD 520 million was paid to Apollo Management and Bain Capital and to some other investors. Also a contingent call option was granted in connection with this repurchase. The specific rights of Apollo and Bain have been cancelled as from this date.

As part of the financing for the repurchase Buhrmann successfully raised EUR 250 million via a rights offering. The settlement and the delivery of these new Buhrmann shares took place on 31 March 2005. On the same day the newly issued shares became eligible for trading on Euronext Amsterdam.

Buhrmann also completed a USD 150 million Senior Subordinated Notes offering in February 2005.

Upon the closing of the repurchase Mr S.W. Barnes, managing director of Bain Capital, and Mr J.J. Hannan, managing partner of Apollo Management, have stepped down as Members of the Supervisory Board of Buhrmann. We would like to thank them for their contribution.

Note to editors:

Financial calendar: Annual General Meeting of Shareholders Listing ex-dividend Publication of first quarter results 2005	— 14 April 2005 — 18 April 2005 — 3 May 2005

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this press release. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS.Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Disclaimer

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at persons who (1) are outside the United Kingdom; (2) have professional experience in matters relating to investments; (3) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the transaction and the rights issue may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”‘). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilization / FSA

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States absent registration or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  March 31, 2005